Exhibit 23.2

Independent Registered Public Accounting Firm’s Consent

We consent to the incorporation by reference in this Registration Statement of SolarWindow Technologies, Inc. on Form S-3 of our report dated November 18, 2019, with respect to our audit of the financial statements of SolarWindow Technologies, Inc. as of August 31, 2019 and for the year ended August 31, 2019 appearing in the Annual Report on Form 10-K of SolarWindow Technologies, Inc. for the year ended August 31, 2020. We were dismissed as auditors on May 28, 2020 and, accordingly, we have not performed any audit or review procedures with respect to any financial statements appearing in such Prospectus for the periods after the date of our dismissal. We also consent to the reference to our firm under the heading “Experts” in the Prospectus, which is part of this Registration Statement.

/s/ Marcum llp

Marcum llp

Melville, NY

June 10, 2021